UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Auris Medical Holding AG

(Name of Issuer)

Common shares, nominal value CHF 0.40 per share

(Title of Class of Securities)

H03579101

(CUSIP Number)

Thomas Meyer

Bahnhofstrasse 21

6300 Zug, Switzerland

+41 (0)41 729 71 94

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H03579101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Meyer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,792,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,792,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,792,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.79%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. H03579101	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 This Schedule 13D relates to common shares, CHF 0.40 nominal value per share (the “Common Shares”) of Auris Medical Holding AG, a Swiss corporation (the “Issuer”). The principal executive offices of the Issuer are located at Bahnhofstrasse 21, 6300 Zug, Switzerland.

Item 2.  Identity and Background.

(a)	This Statement is being filed on behalf of Thomas Meyer (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is Bahnhofstrasse 21, 6300 Zug, Switzerland.

(c)	The present occupation of the Reporting Person is Chairman and Chief Executive Officer of the Issuer. The Issuer’s principal business address is Bahnhofstrasse 21, 6300 Zug, Switzerland, and its principal business is the development of biopharmaceutical products for the treatment of inner ear disorders.

(d)	The Reporting Person has not has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e)	The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Switzerland.

Item 3.  Source or Amount of Funds or Other Consideration.

 The source of funds for the purchases of the Issuer’s securities was the personal funds of the Reporting Person.

The consideration for the purchase of the 72,350 Common Shares purchased pursuant to Stock Option Plan B (as described under Item 4 below) by the Reporting Person was CHF 231,520 (before fees and expenses). The consideration for the purchase of 6,000,000 Common Shares (5,999,750 of which were converted on a one-for-one basis to 5,999,750 Series A preferred shares) (as described under Item 4 below) was CHF 100,000 in 2003, CHF 2,014,000 in 2004 and CHF 700,000 in 2007. The consideration for the purchase of the Series B preferred shares (as described under Item 4 below) by the Reporting Person was CHF 400,000 on December 13, 2007, CHF 1,000,000 on February 25, 2001, CHF 168,480 on December 23, 2001 and CHF 320,000 on October 12, 2012 (before fees and expenses). The consideration for the purchase of the Common Shares in the Purchase (as described under Item 4 below) by the Reporting Person was $480,000 (before fees and expenses).

The Reporting Person did not borrow any funds to effectuate the transaction whereby he received the securities that are the subject of this filing on Schedule 13D. The Reporting Person used his personal funds to make the purchases described herein.

Item 4.  Purpose of Transaction.

 On August 11, 2014, the Reporting Person purchased 80,000 Common Shares for the consideration described in Item 3 above (the “Purchase”) and in conjunction with the closing of the Issuer’s initial public offering (“Offering”). The Purchase occurred pursuant to and on the terms set forth in the Company’s Prospectus filed pursuant to Rule 424(b)(4) on August 7, 2013 with the Securities and Exchange Commission (the “Prospectus”).

Prior to the Purchase, the Reporting Person held 72,600 Common Shares, 5,999,750 shares of the Issuer’s Series A preferred shares and 590,150 of the Issuer’s Series B preferred shares. The Series A preferred shares held by the Reporting Person were created in 2007 upon conversion on a one-for-one basis of 5,999,750 of the 6,000,000 Common Shares then held by the Reporting Person. Those 6,000,000 Common Shares were acquired in three separate purchases: 250,000 in 2003, 4,750,000 in 2004 and 1,000,000 in 2007. The remaining 72,350 Common Shares were purchased pursuant to the Issuer’s Stock Option Plan B in 2009. The Series B preferred shares held by the reporting Person were acquired in four separate purchases: 125,000 on December 13, 2007, 312,500 on February 25, 2001, 52,650 on December 23, 2001 and 100,000 on October 12, 2012. The Series A preferred shares and the Series B preferred shares automatically converted on a one-for-one basis on August 11, 2014 into 6,589,900 Common Shares (the “Conversion”). Following the Purchase and the Conversion, the Reporting Person holds 6,742,500 Common Shares.

The purpose of the Purchase described above is for investment purposes and the Purchase was not made for the purpose of acquiring control of the Issuer.

Pursuant to the Sales Lending Agreement described in Item 6 below, the Reporting Person has agreed to make Common Shares available for lending.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person does not have plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	The information contained on the cover pages to this Schedule 13D/A is hereby incorporated herein by reference. As of May 26, 2016, there are 34,329,704 Common Shares outstanding. The Reporting Person beneficially owns 6,792,500 Common Shares, including 50,000 Common Shares that the Reporting Person has the right to acquire within 60 days of May 26, 2016 through the exercise of options, representing 19.79% of the Issuer’s outstanding Common Shares.

(b)	The Reporting Person holds sole power to vote and dispose over all of the Common Shares of the Issuer that it beneficially owns.

(c)	The information provided in Item 4 is incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The Reporting Person is party to a Registration Rights Agreement among the Issuer, the Reporting Person and other shareholders, dated August 11, 2014 (the “Registration Rights Agreement”).  Subject to the terms of the Registration Rights Agreement, holders of Common Shares having registration rights (the “Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

On June 1, 2016, the Issuer and Cantor Fitzgerald & Co. (the “Borrower”) entered into a Share Lending Agreement, under which the Reporting Person may lend Common Shares to the Borrower. Pursuant to the Share Lending Agreement, the loaned shares will be used to facilitate the timely settlement of Common Shares sold by the Issuer, through Cantor Fitzgerald & Co., pursuant to the Registration Statement on Form F-3 (File No. 333-206710) as supplemented by the prospectus supplement filed pursuant to Rule 424(b)(5) on June 1, 2016. Neither the Reporting Person nor the Issuer will receive any compensation for this arrangement.

Item 7.  Material to Be Filed as Exhibits.

The Registration Rights Agreement described in Item 6, filed on July 21, 2014 as Exhibit 4.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-197105), is incorporated herein by reference. The Share Lending Agreement described in Item 6, filed on June 1, 2016 as Exhibit 1.2 to the Issuer’s Report on Form 6-K, is incorporated herein by reference.

CUSIP No. H03579101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas Meyer
Thomas Meyer